ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 9 August 2004

Attention: Special Counsel, Office of
International Corporate Finance

Re: Rule 12g3-2(b)
File No. 82-3399

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

Sincerely,

M.E. MASSOURAKIS
Manager

D.K. MAROULIS

Enclosure: (10)

Economic Research Division
40 Stadiou Street
GR-102 52 Athens

Press Releases of the Bank

FIRST HALF 2004 NET PROFIT AT EURO 218.5 MILLION (+73.5%) [28/7/2004]

"We are pleased to report another good quarter. The continuing expansion of our retail business, combined with effective cost containment, is delivering high quality earnings, strong growth and profitability. Going forward, we see opportunities to create further shareholder value from the continued restructuring of our operations, redeployment of staff and further gearing of the branch network. As the Official Bank of the Athens 2004 Olympics, we stand ready to provide state-of-the-art banking services to the visitors of the Games. Over the last three years, we have made the most of the Olympic Sponsorship for the consolidation of our market position, the attraction of new customers and the further development of our business."

Yannis S. Costopoulos, Chairman and Managing Director

FINANCIAL SUMMARY

- **Net profit after tax and minorities up 73.5% to Euro 218.5 million (Euro 126 million in H1 2003)**
- **Operating earnings rise by 75.7% to Euro 206.6 million (Euro 117.6 million in H1 2003)**
- **Net Interest Income increases by 18.9% to Euro 505.3 million (Euro 425 million in H1 2003)**
- **Fee and Commission income up 29.5% to Euro 172.9 million (Euro 133.5 million in H1 2003)**
- **Cost to income ratio maintained solidly below 50%**
- **Return on Equity at 20.4%**

KEY DEVELOPMENTS

- **Retail and Commercial Banking – Alpha Bank's key driver for profit generation**
  Retail and SME lending grew by 27.7% and 11.6% respectively, with earnings before taxes in Retail and Commercial Banking Business Unit rising by 80% to Euro 164.7 million.

- **Turnaround of profitability in international operations**
  Profits before tax almost tripled in H1 2004 to Euro 30.1 million amounting to 10% of our consolidated profit, most of it originating from our Southeastern Europe operations.

- **Core banking income expands significantly with only limited increase in costs**
  Strong core income growth in H1 2004 of 21.1% year-on-year is achieved on the back of an only limited increase in costs by 4.1%. Cost control remains of paramount importance for our strategy and, efforts to streamline operations and generate productivity improvements will continue unabated.

- **The absorption of Delta Singular by Alpha Bank, following the sale of Delta Singular's outsourcing services business to First Data, creates shareholder value while the technological lead of our payment systems is ensured in the process**
  During the first half of 2004, Delta Singular, 39% owned by Alpha Bank, sold its most profitable business, Delta Singular Outsourcing Services (DSOS) to First Data, the leading global player in payment systems. The sale of DSOS has now been completed and the merger by adsorption of Delta Singular, at the proposed exchange ratio of 1 Alpha Bank share for every 10 shares of Delta Singular, continues according to plan and is expected to be concluded by year-end 2004. The transaction has added around Euro 38 million to our H1 2004 net profit, will further enhance our capital position and will lighten our tax bill by 5 percentage points in 2004 and 2005.

- **Following the buyout of Alpha Leasing's minority interests, Alpha Insurance also in unison with Alpha Bank**
  While Alpha Leasing's delisting procedures are underway (with Alpha Bank already owning almost 100%), Alpha Bank has acquired almost 100% of Alpha Insurance by buying out key minority stakes. Further business opportunities are to be exploited in the area of bankassurance as a result of the consolidation.

ALPHA BANK: FIRST HALF 2004 RESULTS

	On a consolidated basis					
In € million	H1 2004	H1 2003	% change	Q2 2004	Q1 2004	% change
Net interest income	505.3	425.0	18.9%	258.8	246.5	5.0%
Non-interest income	270.3	204.3	32.3%	139.9	130.4	7.3%
Operating Expenses	370.5	355.7	4.1%	190.3	180.2	5.6%
Loan Provisions	106.7	91.6	16.5%	54.3	52.5	3.4%

Net profit after tax and minorities	218.5	126.0	73.5%	118.9	99.6	19.3%

◇ PROFITABILITY

Net profit after tax and minorities on a consolidated basis rose to a record high of Euro 218.5 million in H1 2004 as compared with Euro 126 million in H1 2003, mainly due to the continuing shift of the asset mix towards retail and SME lending, the discipline of our pricing policy across all market segments and the progress we have achieved in corporate restructuring and cost control.

Net interest margin improved to 3.28% in Q2 2004 from 3.16% in Q1 2004, as a result of product mix changes (fewer repos and higher consumer credit volumes) and strengthening of spreads in consumer loans and credit cards, despite stabilization in business loan and mortgage spreads.

Fee and commission income expanded rapidly in H1 2004, rising by 29.5% to Euro 172.9 million, with bank charges rising by 26.1% following the pricing measures adopted early in 2004 affecting bank transactions. As between Q1 and Q2 2004, growth was contained (+2.1%) due to weakening capital market conditions affecting brokerage and investment banking income. Both categories of income have, of course, expanded rapidly by 105.8% and 91.1% respectively in H1 2004 on a year-on-year basis.

Q2 2004 earnings incorporate the exceptional income originated by the Delta Singular operation. Euro 38.4 million, relating to the Alpha Bank's 39% share in the sale proceeds, is recorded under income from participations consolidated with the equity method.

Finally, operating expenses rose by 4.1% in H1 2004 year-on-year, of which 2.2 percentage points refer to higher than last year's wage adjustments inclusive of the collective bargaining agreement recently concluded, and 1.5 percentage points to higher advertising and EDP expenses (mainly for outsourcing services from third parties). General expenses in H1 2004, excluding advertising (+38.1%) and EDP expenses (+13.7%), actually fell by 2.7%, testimony to the success of the cost containment program of the Bank. As between Q1 and Q2 2004, staff costs (+4.2%) are impacted mainly by the larger than originally budgeted collective bargaining agreement concluded in Q2 2004. Moreover, advertising and EDP expenses rose by 89% and 47% respectively between Q1 and Q2 2004, due mainly but not only to the preparations for the Olympic Games, pushing general expenses up by 4.8%. Overall, with core banking income (operating income excluding income from financial operations and the Delta Singular contribution on other income) growing by 21.1% in H1 2004 year-on-year, the growth in costs by only 4.1% cannot be overstated.

◇ CUSTOMER FINANCING

Total loan outstandings rose to Euro 21.9 billion, an increase of 13.7% year-on-year in June 2004, largely attributed to vigorous retail lending expanding by 27.7%. Mortgages and consumer credit continue to gain ground in the overall loan mix. Consumer credit expansion at the end of the first half 2004 accelerated with consumer loans and credit cards rising by 56.6% and 30.1% respectively year-on-year. Our intention to rapidly grow the consumer credit book is driven by innovative product development and our sponsorship for the Olympic Games which, through brand recognition, has stimulated demand for our products from wider market segments. This strategy is validated by the impressive increase in consumer loan disbursements within the first half, up 140% compared to H1 2003. Our product offer was strengthened recently by **Alpha x5**, a new consumer loan facility for up to five times the borrower's net monthly salary with flexible payment terms, competitive pricing and the privilege of a pre-approved American Express credit card. Since its launch, in May 2004, 9,500 applications have been submitted. Moreover, Alpha Bank became recently the first bank in Europe to introduce the **BLUE Amex**. The new card is equipped with a smart chip for multifunctionality. Among other features, it allows for secure electronic transactions and membership in the internationally acclaimed reward scheme of American Express cards.

Mortgage lending in H1 2004, grew at a rate of 22.3% year-on-year, which is satisfactory following the rapid increase in mortgage lending we experienced in previous years. Our volumes in 2004 have been impacted positively by marketing initiatives including reinforcement of the low introductory rate scheme and Olympics-related benefits for borrowers committing before the Games. Two new products were introduced, the **Alpha Mortgage 2004** and **Alpha Euro Rate 2004**, their main advantages being that borrowers skip the August 2004 installment and may defer future August installments. Special features such as penalty-free early partial repayment and disbursement before the completion of prenotation procedures, enhance these products' attractiveness.

Alpha Bank has the largest and best quality portfolio of business loans in Greece. SME lending continues to prove an area in which Alpha Bank excels, accounting currently for more than 43% of the loan portfolio. High spread SME outstandings grew by 11.6% year-on-year in June 2004, following similar increases in previous years. Our effort has been also assisted by **Pentathlon**, a reward scheme aimed at small businesses and professionals so as to boost cross selling (buy 5 products - enjoy rewards). Finally, large corporate lending, including shipping loans, rose by 2.3%, maintaining spreads and generating commission income by offering value-added services. Factoring and leasing, advanced

by 4.7% and 14.1% year-on-year respectively.

CREDIT QUALITY

Credit quality indicators remained largely unchanged in H1 2004. Non-performing loans (defined as loans in arrears for more than 90 days) as a percent of total loans remained practically flat at 3.1%. Bad loans (fully provided for through specific reserves) rose to 1.1% of total loans in line with our announced policy of reduced write-offs in the transition to IAS. General reserves rose to 1.7% of total loans covering almost twice the non-performing loans for which there is no collateral, a conservative margin of operation given that most non-performing loans are ultimately recovered. Our provisioning policy continues to be effected at the tax efficient rate of 1% of average outstandings excluding loans to the state and loans guaranteed by the state.

◇ **CUSTOMER FUNDS**

Client assets under management in H1 2004 including deposits, repos, bonds, mutual funds and private banking placements registered an annual increase year-on-year of 7.8% to Euro 33.1 billion at end-June 2004. Core deposits (sight and savings deposits) grew year-on-year by 9.0% reaching Euro 13.2 billion at end-June 2004. The substitution away from repos and into Alpha Bank bonds and other instruments continues at a brisk pace. At end-June 2004 time deposits including repos were down Euro 2.6 billion year-on-year while Alpha Bank bonds reached Euro 3.3 billion from Euro 0.4 billion at end-June last year. Moreover, non-money market mutual funds and portfolio management accounts registered increases of 30.1% and 52.8% in outstandings year-on-year at end-June 2004.

In this context, the Bank introduced **Alpha Plus**, a new series of structured investment products with retail-level entry requirements for a wide range of risk profiles, already well ranked in our retail offerings. Returns vary according to predetermined allocation of the capital invested in Alpha Bank Bonds and Alpha Mutual Funds of different investment strategies (money-market, equity-based, balanced funds etc). Moreover, we continue to promote our **Alpha 1|2|3** line of products and services that address the changing needs of children, teenagers, young adults and their families, throughout the different stages of their life. The Alpha 1|2|3 Line, continues to command high rates of demand, having attracted 61,000 customers since inception, of which 40% represent new customers.

◇ **BUSINESS IN SOUTHERN EUROPE**

Our activities in the neighboring markets of Southeastern Europe (Balkans and Cyprus), are growing rapidly. European integration prospects for the majority of the countries in the region, following the recent accession of Cyprus into the European Union, enhance business opportunities for the banking sector. Lending has expanded by 21% since June 2003. Additionally, profits before taxes amounted to Euro 25.6 million in the first half 2004, more than doubling from last year, and already representing 8.6% of the overall consolidated profit of the Bank. As the Balkan economies mature, we expect to benefit from the opportunities arising in retail banking on the back of our prospering corporate finance business, and broaden further the scope of our investment.

ENQUIRIES:

Alpha Bank
Marinos Yannopoulos
Executive General Manager and C.F.O. — Tel.: +30 210 326 2366

Michael Massourakis
Manager
Strategy, Economic Research and Investor Relations — Tel.: +30 210 326 2828

Financial Dynamics
Geoffrey Pelham-Lane (London) — Tel.: +44 (0) 20 7269 7294
Alastair Hetherington — Tel.: +30 210 725 8194

- ◇ **Balance Sheet Items and Results**
- ◇ **First Half Income and Expense breakdown**
- ◇ **Income and Expense breakdown per quarter**
- ◇ **Business Volumes and Spreads**

Consolidated Interim financial statements as at June 30, 2004
Interim financial statements as at June 30, 2004

Athens, July 28, 2004

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS							
in Euro million	30/6/2004	31/3/2004	31/12/2003	30/9/2003	30/6/2003	31/3/2003	31/12/2002
Assets	31,638	31,565	30,803	29,214	29,187	30,022	28,855
Loans	21,887	21,065	20,260	19,596	19,244	18,566	17,904
Securities	2,640	1,124	1,717	2,163	2,342	4,095	4,433
Deposits & repos	20,867	21,220	21,655	21,764	22,238	22,634	23,004
Private Banking customer assets	2,792	2,678	2,539	2,146	1,827	1,414	1,462
Mutual funds	4,387	4,396	4,466	4,456	4,505	3,562	3,103
Senior Debt	4,509	3,570	2,138	1,792	780	....	....
of which: Retail	*3,330*	*2,819*	*1,984*	*959*	*422*	....	....
Subordinated Debt	997	946	891	781	675	638	582
Hybrid instruments	300	300	225	200	200	193	181
Shareholders Equity	2,150	2,150	2,141	1,287	970	982	990
Minority Interests	54	87	113	303	311	327	326

RESULTS						
in Euro million	H1 2004	H1 2003	% change	Q2 2004	Q1 2004	% change
Operating income	775.6	629.3	23.3%	398.7	376.9	5.8%
Net interest income	*505.3*	*425.0*	*18.9%*	*258.8*	*246.5*	*5.0%*
Fee and Commission income	*172.9*	*133.5*	*29.5%*	*87.3*	*85.6*	*2.1%*
Income from financial operations	*53.4*	*64.4*	*-17.0%*	*8.4*	*45.0*	*-81.2%*
Other income	*44.0*	*6.5*	....	*44.1*	*-0.2*	....
of which: DeltaSingular	*38.4*	....	....	*38.4*	....	....
Operating expenses	370.5	355.7	4.1%	190.3	180.2	5.6%
Staff costs	*203.9*	*192.3*	*6.0%*	*104.0*	*99.9*	*4.2%*
Current payments	*177.7*	*166.1*	*7.0%*	*90.9*	*86.8*	*4.8%*
Payments to Pension Fund	*26.2*	*26.2*	*0.0%*	*13.1*	*13.1*	*0.0%*
General expenses	*121.7*	*118.5*	*2.7%*	*62.2*	*59.4*	*4.8%*
Depreciation and amortization expenses	*44.9*	*45.0*	*-0.1%*	*24.0*	*20.9*	*15.1%*
Provisions	108.4	94.9	14.2%	54.3	54.1	0.4%
Loan Provisions	*106.7*	*91.6*	*16.5%*	*54.3*	*52.5*	*3.4%*
Other Provisions	*1.6*	*3.3*	....	*0.0*	*1.6*	....
Extraordinary items	1.4	4.0	....	0.8	0.6	....
Net profit before tax and minority interests	298.2	182.6	63.3%	154.9	143.3	8.1%
Taxes	77.4	53.7	44.1%	35.0	42.4	-17.5%
Minority interests	2.3	3.0	-22.1%	1.0	1.3	-21.2%
Net profit	218.5	126.0	73.5%	118.9	99.6	19.3%
Operating earnings (*)	206.6	117.6	75.7%	107.3	99.3	8.1%

(*) Net profit before tax and minority interests excluding extraordinary items, income from financial operations, other provisions and the contribution from the Delta Singular transaction on other income

RATIOS				
	H1 2004	H1 2003	Q2 2004	Q1 2004
Net interest income / average assets - MARGIN	3.24%	2.93%	3.28%	3.16%
Cost to income ratio	47.8%	56.5%	47.7%	47.8%
Return on equity after tax and minorities -ROE	20.4%	25.7%	22.1%	18.6%
Return on assets before tax and minorities -ROA	1.91%	1.26%	1.96%	1.84%
Capital Adequacy Ratio (Total)	14.4%	10.0%	14.4%	14.8%
Capital Adequacy Ratio (Tier I)	10.1%	6.8%	10.1%	10.6%

FEES AND COMMISSIONS			
in Euro million	H1 2004	H1 2003	% change
Letters of guarantee	18.8	17.9	5.4%
Loan charges	36.9	24.7	49.5%
Imports-Exports	10.9	10.9	0.6%
Credit Cards	18.5	15.9	16.1%
Asset Management	22.9	16.3	40.7%
Brokerage fees	10.9	5.3	105.8%
Investment Banking	7.2	3.8	91.1%
Foreign exchange transactions	6.6	6.9	-5.4%
Bank charges	40.2	31.9	26.1%
Total fee and commission income	**172.9**	**133.5**	**29.5%**

INCOME FROM FINANCIAL OPERATIONS			
in Euro million	H1 2004	H1 2003	% change
Equities	1.1	11.4	-90.4%
Bonds + Derivatives	39.0	31.1	25.4%
Foreign Exchange	7.1	20.7	-65.7%
Other	6.2	1.2	...
Total Income	**53.4**	**64.4**	**-17.1%**

GENERAL EXPENSES			
in Euro million	H1 2004	H1 2003	% change
Advertising	13.3	9.6	38.1%
EDP Expenses	14.1	12.4	13.7%
Other Expenses	94.3	96.5	-2.3%
General Expenses	**121.7**	**118.5**	**2.7%**

FEES AND COMMISSIONS						
in Euro million	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Letters of guarantee	9.3	9.5	9.0	9.0	9.0	8.8
Loan charges	19.2	17.7	23.1	13.9	11.3	13.3
Imports-Exports	5.6	5.3	5.6	5.1	5.5	5.3
Credit Cards	9.6	8.9	8.1	11.2	8.8	7.1
Asset Management	11.6	11.3	11.7	11.2	9.2	7.1
Brokerage fees	4.7	6.2	4.9	2.6	3.4	1.9
Investment Banking	2.2	5.0	2.4	3.3	0.9	2.9
Foreign exchange transactions	3.3	3.3	3.7	3.3	3.6	3.3
Bank charges	21.9	18.3	17.7	17.8	17.0	14.9
Total fee and commission income	**87.3**	**85.6**	**86.2**	**77.3**	**68.9**	**64.6**

INCOME FROM FINANCIAL OPERATIONS						
in Euro million	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Equities	0.5	0.6	-7.2	23.3	7.2	4.2
Bonds + Derivatives	1.5	37.5	2.5	16.8	12.0	19.1
Foreign Exchange	3.6	3.5	8.2	5.1	10.4	10.3
Other	2.8	3.4	-1.9	0.7	0.3	0.9
Total Income	**8.4**	**45.0**	**1.6**	**45.8**	**29.9**	**34.5**

GENERAL EXPENSES						
in Euro million	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Advertising	8.7	4.6	11.9	4.9	7.0	2.6
EDP Expenses	8.4	5.7	8.5	3.9	6.3	6.1
Other Expenses	45.2	49.1	45.9	50.6	48.2	48.3
General Expenses	**62.3**	**59.4**	**66.3**	**59.4**	**61.5**	**57.0**

BUSINESS VOLUMES			
in Euro million	June 2004	June 2003	% change
Loans (consolidated base)	**21,887**	**19,244**	**13.7%**
Banking	20,739	18,206	13.9%
Domestic	*18,464*	*16,270*	*13.5%*
International	*2,275*	*1,937*	*17.5%*
Leasing	755	662	14.1%
Factoring	393	376	4.7%
Loans (Bank only - MIS data)	**19,448**	**17,202**	**13.1%**
Mortgages	4,283	3,501	22.3%
Consumer Loans	971	620	56.6%
Credit Cards	553	425	30.1%
SMEs (*)	8,342	7,476	11.6%
Large Corporates (*)	5,299	5,180	2.3%
in Euro million	**June 2004**	**June 2003**	**% change**
Deposits & Repos (consolidated base)	**20,868**	**22,238**	**-6.2%**
Alpha Bank	18,718	20,271	-7.7%
Sight Deposits	*4,511*	*4,119*	*9.5%*
Saving Deposits	*8,638*	*7,960*	*8.5%*
Time Deposits (including Repos)	*5,568*	*8,191*	*-32.0%*
Bank Subsidiaries	2,150	1,967	9.3%
Customer deposits and assets under management (MIS data)	**33,114**	**30,726**	**7.8%**
Deposits & Repos (**)	20,912	21,026	-0.5%
Bond Sales	5,023	3,368	49.1%
of which: Alpha Bank bonds	*3,330*	*422*	......
Money Market Mutual Funds	2,113	2,757	-23.4%
Other Mutual Funds	2,274	1,748	30.1%
Portfolio Management	2,792	1,827	52.8%

(*) SMEs are defined as companies which have been extended up to Euro 50 million of credit limits. Large Corporates are defined as companies with more than Euro 50 million of credit limits

(**) without customer funds allocated to other entities to avoid double counting

BUSINESS SPREADS						
(Bank only)	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Deposits & Repos	**1.04%**	**0.98%**	**0.96%**	**0.94%**	**0.98%**	**1.10%**
Loans	**3.08%**	**3.09%**	**3.02%**	**2.93%**	**2.81%**	**2.55%**
Large corporates	1.18%	1.18%	1.17%	1.17%	1.22%	1.10%
SMEs	3.57%	3.73%	3.74%	3.77%	3.50%	3.26%
Consumer credit	7.98%	7.66%	7.76%	7.51%	7.20%	6.63%
Credit cards	*10.79%*	*9.88%*	*10.20%*	*10.05%*	*9.51%*	*8.88%*
Consumer loans	*6.39%*	*6.29%*	*6.15%*	*5.72%*	*5.55%*	*5.12%*
Mortgage credit	2.73%	2.75%	2.71%	2.64%	2.42%	2.06%

ALPHA BANK
Consolidated Interim Financial Statements of the Group of Companies of the Financial/Credit Sector as at June 30, 2004
(Amounts in thousands of Euro)

Assets

	30.6.2004		30.6.2003	
Cash and balances with Central Banks		1,205,520		1,471,683
Treasury bills and other securities eligible for refinancing with the Central Bank		1,959,706		528,925
Loans and advances to credit institutions :				
- Deposits	2,708,362		785,669	
- Reverse repos	1,929,215	4,637,577	4,516,046	5,301,715
Loans and advances to customers :				
- Loans and advances	21,887,465		19,243,767	
- Other receivables	66,821		81,169	
	21,954,286		19,324,936	
Less : Allowances for credit losses	612,989	21,341,297	428,124	18,896,812
Securities		680,315		1,812,911
Investments		311,781		204,734
Intangible assets:	316,291		247,201	
Less : Amortization till 30.6	209,461	106,830	158,880	88,321
Tangible assets	1,154,275		731,227	
Less : Depreciation till 30.6	436,352	717,923	408,052	323,175
Other assets		499,581		392,782
Prepayments and accrued income		177,722		165,933
TOTAL ASSETS		**31,638,252**		**29,186,991**
OFF BALANCE SHEET ACCOUNTS		**45,981,131**		**48,955,941**

Liabilities

	30.6.2004		30.6.2003	
Due to credit institutions :				
- Deposits	719,867		1,334,904	
- Repos	530,130	1,249,997	1,345,733	2,680,637
Due to customers :				
- Deposits	18,440,465		18,564,370	
- Repos	2,426,911		3,673,390	
	20,867,376		22,237,760	
- Cheques and orders payable	157,929	21,025,305	173,656	22,411,416
Debt securities issued		4,509,368		779,807
Other liabilities		759,018		732,838
Accrued expenses and deferred income		334,355		267,105
Provisions :				
- Provisions for staff retirement indemnities	25,610		25,818	
- Other	15,670	41,280	7,506	33,324
Subordinated Debt		996,996		674,741
Hybrid securities		299,979		199,990
Capital and Reserves :				
Share capital	1,273,717		768,462	
Reserves	1,047,099		1,086,082	
Land and building revaluation surplus	62,812		-	
Goodwill to be netted off	-		(273,021)	
	2,383,628		1,581,523	
Less:Consolidation differences	233,753		226,293	
Less:Treasury shares	-		384,938	
	2,149,875		970,292	
Minority interests	53,587	2,203,462	310,869	1,281,161
Net profit for the period 1.1 - 30.6		218,492		125,972
TOTAL LIABILITIES		**31,638,252**		**29,186,991**
OFF BALANCE SHEET ACCOUNTS		**45,981,131**		**48,955,941**

Consolidated Income Statement
(1.1 - 30.6.2004)

	1.1 - 30.6.2004		1.1 - 30.6.2003 (comparable)		1.1 - 30.6.2003 (published)	
Interest and similar income	741,284		698,246		698,246	
Less : Interest expense and similar charges	235,946	505,338	273,265	424,981	273,265	424,981
Dividend income		586		3,968		3,968
Net commission income		172,911		133,489		134,020
Net trading income		53,407		64,365		64,365
Other operating income		5,304		5,058		5,058
Surplus value from participation in entities consolidated under the equity method		38,094		(2,575)		(2,575)
Gross operating results		775,640		629,286		629,817
Less : Staff costs	203,893		192,279		184,840	
General expenses and non-income taxes	121,669		118,486		113,556	
Depreciation and amortization expenses	44,944	370,506	44,983	355,748	50,944	349,340
General provision for credit risk	106,718		91,583		91,583	
Provision for staff retirement indemnities	660		154		154	
Other provisions	983	108,361	3,163	94,900	3,163	94,900
Total operating results		296,773		178,638		185,577
Extraordinary income		3,115		3,328		3,328
Extraordinary charges		(1,259)		(1,515)		(1,515)
Extraordinary results		(448)		2,195		2,195
Net profit for the period (before tax)		298,181		182,646		189,585
Less: Income tax (provision)		77,390		53,723		61,847
Net profit		220,791		128,923		127,738
Less: Minority interest		2,299		2,951		9,423
Net profit for the period		**218,492**		**125,972**		**118,315**

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E. 7. Alpha Finance A.X.E.P.E.Y., 8. Alpha Private Investment Services A.E., 9. Alpha Mutual Fund Management A.E., 10. Alpha Ventures A.E., 11. Alpha Astika Akinita A.E., 12. Alpha Asset Finance Ltd., 13. Alpha Credit Group Plc., 14. Alpha Finance U.S. Corporation, 15. Alpha Finance Ltd Cyprus, 16. Alpha Asset Management A.E.P.E.Y, 17. Alpha Finance Romania S.A., 18. Alpha Leasing Romania S.A., 19. Alpha Trustees Ltd., 20. Alpha Equity Fund A.E., 21. ABC Factors A.E., 22. Ionian Holdings A.E., , 23. Messana Holdings S.A., 24. Alpha Group Jersey Limited, 25. Alpha EF European Capital Investment. During 2004 C.B. Interleasing Southeastern Ltd was sold. During the last quarter of 2003 Alpha Investments A.E. and Alpha Romanian Holdings A.E. merged with Alpha Bank, and Alpha Commercial Real Estate A.E. was liquidated. In addition the following associates and subsidiaries, which are not financial and credit institutions, are accounted for using the equity method : 1. Alpha Insurance A.E., 2. Alpha Insurance Agents A.E. , 3. Alpha Insurance Romania, 4. Alpha Insurance LTD Cyprus, 5. Ionian Hotel Enterprises A.E., 6. Ionian Pisti E.P.E., 7.Kafe Mazi A.E., 8. Oceanos A.T.O.E.E., 9. Delta-Singular A.E., 10. Icap A.E. 11. Gaiognomon A.E., 12. EBISAK A.E., 13. Lesvos Tourist Company A.E., 14. Novelle Investments LTD., 15. Prismatech Hellas A.E.
2. With decision taken by the ordinary general shareholders' meeting of the Bank on March 30, 2004 the Bank's share capital increased by Euro 320 million from: a) Euro 319.2 million due to capitalization of land and building revaluation surplus which was recorded in accordance with L.3229/2004 and b) Euro 0.8 million due to capitalization of taxed reserves. As a result of the above increase, the Bank issued 39,167,187 new shares and the nominal value for the total of its shares increased from Euro 4.87 to Euro 5.42.
3. Based on actuarial studies made for International Accounting Standards purposes (IAS 19) : a) it is estimated that an amount of about Euro 132.8 million (on an after tax basis) is required in order for the Bank to meet its liability to the Auxiliary Pension Fund, b) an amount of Euro 26.2 million has been charged to the current period's results related to the above liability. In addition, following the ministerial decision F 10048/26904/1732/2004 the pension sector of the main retirement benefits plan of the former Ionian Bank employees was incorporated into the social security plan (IKA). Moreover, the Bank has undertaken the liabilities arising from the lump sum benefit sector of this plan which is estimated at Euro 30 million (on an after tax basis). The Bank in view of the International Financial Reporting Standard (IFRS) 1 adoption, is going to make new actuarial studies in order to define the total obligation.
4. The June 30, 2003 results have been restated so as to reflect the impact of : a) the deduction of the nominal tax rate by 5 percentage points and the deduction of the minority interests as applicable in the case of Alpha Investments absorption which was finally concluded in November 2003, b) the higher pension fund payments, c) the decrease of the depreciation rates according to P.D. 299/2003 and d) a more appropriate apportioning of general expenses on a half-yearly basis.
5. The activities of Alpha Leasing have on consolidation been accounted for using the finance lease method.
6. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries have been audited by the tax authorities for all years up to and including December 31, 2000.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.
9. The total employees of the Group as at June 30, 2004 was 9,190 compared to 9,570 as at June 30, 2003.
10. The accounting policies followed by the subsidiaries of the Group, in compiling their financial statements, are consistent with those followed as at December 31, 2003 and they are in accordance with the relevant provisions of Company Law 2190/1920

Athens, July 27, 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR AND GENERAL MANAGER	THE EXECUTIVE GENERAL MANAGER AND CHIEF FINANCIAL OFFICER	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Independent Auditors' Report
(Translated from the original in Greek)

To the Board of Directors of
ALPHA BANK

We performed the audit which is required in accordance with the provisions of article 6 of Presidential Decree 360/1985, as amended by article 90 of Law 2533/1997. Our audit included those procedures that we considered necessary, taking into account the auditing standards that have been adopted by the Institute of Certified Auditors and Accountants, to ensure that the above condensed financial statements of the financial sector of ALPHA BANK that relate to the period from 1 January 2004 to 30 June 2004, do not contain any misstatements or omissions that would materially affect the consolidated net worth, financial position and the consolidated results of the Bank and of its subsidiaries that are consolidated.

According to the audit we performed, we confirmed that the above condensed consolidated financial statements have been compiled in accordance with the requirements of Codified Law 2190/1920 (Companies' Act), and after taking into account notes 3 and 6 to the financial statements, do not contain misstatements or omissions that would materially affect the consolidated net worth, financial position of the Companies that are consolidated as at 30 June 2004 and their consolidated results for the period then ended in accordance with applicable provisions and generally accepted accounting principles in Greece which have been consistently applied.

Athens, 27 July 2004

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou
Certified Auditor Accountant
AM ΣΟΕΛ 11121

Nikolaos Vouniseas
Certified Auditor Accountant
AM ΣΟΕΛ 18701

Rule 12g3-2(b)
File No 82-3399

ALPHA BANK
Interim Financial Statements as at June 30, 2004
(Amounts in thousands of Euro)

Assets

	30.6.2004		30.6.2003	
Cash and balances with Central Banks		958,211		1,256,950
Treasury bills and other securities eligible for refinancing with the Central Bank		1,959,706		528,925
Loans and advances to credit institutions:				
- Deposits	3,147,151		895,097	
- Reverse repos	1,929,215	5,076,366	4,516,046	5,411,143
Loans and advances to customers :				
- Loans and advances	19,294,731		17,069,946	
- Other receivables	28,453		36,384	
	19,323,184		17,106,330	
Less : Allowances for credit losses	529,890	18,793,294	369,000	16,737,330
Securities		815,195		1,779,614
Investments		1,589,773		1,623,957
Intangible assets	284,967		217,476	
Less : Amortization till 30.6	182,735	102,232	142,521	74,955
Tangible assets	1,002,635		610,502	
Less : Depreciation till 30.6	387,963	614,672	355,601	254,901
Other assets		475,093		370,274
Prepayments and accrued income		173,082		159,178
TOTAL ASSETS		**30,557,624**		**28,197,227**
OFF BALANCE SHEET ACCOUNTS		**43,461,127**		**47,019,055**

Liabilities

		30.6.2004		30.6.2003
Due to credit institutions:				
- Deposits	1,085,337		1,473,402	
- Repos	530,129	1,615,466	1,345,733	2,819,135
Due to customers :				
- Deposits	16,653,491		16,620,597	
- Repos	2,446,833		3,872,791	
	19,100,324		20,493,388	
- Cheques and orders payable	157,643	19,257,967	173,385	20,666,773
Debt securities issued		4,893,499		1,299,168
Other liabilities		672,060		643,113
Accrued expenses and deferred income		177,429		134,079
Provisions for liabilities and charges :				
- Provision for staff retirement indemnities	7,419		11,670	
- Other	14,089	21,508	7,328	18,998
Subordinated Debt		1,449,910		900,000
Capital and Reserves :				
Share capital	1,273,717		768,462	
Reserves	1,038,557		1,139,320	
Goodwill to be netted off	-	2,312,274	(305,650)	1,602,132
Net profit for the period 1.1 – 30.6		157,511		113,829
TOTAL LIABILITIES		**30,557,624**		**28,197,227**
OFF BALANCE SHEET ACCOUNTS		**43,461,127**		**47,019,055**

Income Statement (1.1 - 30.6.2004)

	1.1-30.6.2004		1.1-30.6.2003 (comparable)		1.1-30.6.2003 (published)	
Interest and similar income	652,669		616,262		616,143	
Less : Interest expense and similar charges	220,668	432,001	248,093	368,169	248,093	368,050
Dividend income		13,687		11,242		9,940
Net commission income		129,687		103,374		104,195
Net trading income		51,238		55,779		50,720
Other operating income		5,078		4,662		4,662
Gross operating results		631,691		543,226		537,567
Less : Staff costs	173,719		163,697		156,249	
General expenses and non-income taxes	110,572		107,338		102,348	
Depreciation and amortization expenses	40,060	324,351	39,798	310,833	45,608	304,205
General provision for credit risk	92,181		80,303		80,303	
Provision for staff retirement indemnities	595		-		-	
Other provisions	9	92,785	112	80,415	112	80,415
Total operating results		214,555		151,978		152,947
Extraordinary income		2,061		1,563		1,563
Extraordinary charges		(802)		(1,220)		(1,220)
Extraordinary results		(504)		2,538		2,538
Net profit (before tax)		215,310		154,859		155,828
Less: Income tax (provision)		57,799		41,030		49,961
Net profit after tax		**157,511**		**113,829**		**105,867**

Notes :

1. With decision taken by the ordinary general shareholders' meeting of the Bank on March 30, 2004 the Bank's share capital increased by Euro 320 million coming from: a) Euro 319.2 million due to capitalization of land and building revaluation surplus which recorded in accordance with L.3229/2004 and b) Euro 0.8 million due to capitalization of taxed reserves. As a result of the above increase, the Bank issued 39,167,187 new shares and the nominal value for the total of its shares increased from Euro 4.87 to Euro 5.42.

2. Based on actuarial studies made for International Accounting Standards purposes (IAS 19): a) it is estimated that an amount of about Euro 132.8 million (on an after tax basis) is required in order for the Bank to meet its liability to the Auxiliary Pension Fund, b) an amount of Euro 26.2 million has been charged to the current period's results related to the above liability. In addition, following the ministerial decision F 10048/26904/1732/2004 the pension sector of the main retirement benefits plan of the former Ionian Bank employees was incorporated into the social security plan (IKA). Moreover, the Bank has undertaken the liabilities arising from the lump sum benefit sector of this plan which is estimated at Euro 30 million (on an after tax basis). The Bank, in view of the International Financial Reporting Standard (IFRS) 1 adoption, is going to make new actuarial studies in order to define the total obligation.

3. The June 30, 2003 results have been restated so as to reflect the impact of: a) the deduction of the nominal tax rate by 5 percentage points as applicable in the case of Alpha Investments absorption which was finally concluded in November 2003, b) the higher pension fund payments, c) the decrease of the depreciation rates according to P.D. 299/2003 and d) a more appropriate apportioning of general expenses on a half-yearly basis.

4. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002.

5. No fixed assets have been pledged.

6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.

7. The total employees of the Bank as at June 30, 2004 was 7,290 compared to 7,692 as at June 30, 2003.

8. The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.

9. The basic accounting principles followed by Alpha Bank in compiling their financial statements are consistent with those followed as at December 31, 2003 and they are in accordance with the relevant provisions of Company Law 2190/1920.

Athens, July 27, 2004

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager And Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Independent Auditors' Report
(Translated from the original in Greek)

To the Board of Directors of ALPHA BANK

We performed the audit which is required in accordance with the provisions of article 6 of Presidential Decree 360/1985, as amended by article 90 of Law 2533/1997. Our audit included those procedures that we considered necessary, taking into account the auditing standards that have been adopted by the Institute of Certified Auditors and Accountants, to ensure that the above condensed financial statements of ALPHA BANK that relate to the period from 1 January 2004 to 30 June 2004, do not contain any misstatements or omissions that would materially affect the net worth, financial position and the results of the Bank. Our audit also included the activities of the Bank's branches. The books and records maintained by the Bank were placed at our disposal and we were provided with all the necessary information and explanations for the purpose of our audit. The Bank properly applied the Banking Industry Chart of Accounts. The accounting policies have been consistently applied.

According to the audit we performed, we confirmed that the above condensed financial statements are derived from the Bank's books and records, and after taking into account notes 2 and 4 to the financial statements, do not contain misstatements or omissions that would materially affect the net worth, financial position and results of the Bank as at 30 June 2004 and for the period then ended in accordance with applicable provisions and generally accepted accounting principles in Greece which have been consistently applied.

Athens, 27 July 2004

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM ΣΟΕΛ 11121	Nikolaos Vouniseas Certified Auditor Accountant AM ΣΟΕΛ 18701

Rule 12g3-2(b)
Alpha Bank
File No. 82-3399

SALE OF DELTA SINGULAR OUTSOURCING SERVICES A.E. TO FIRST DATA CORP. MERGER OF DELTA SINGULAR A.E. WITH ALPHA BANK A.E. [10/6/2004]

ALPHA BANK

Delta Singular

The Board of Directors of Delta Singular A.E. ("Delta Singular") (ATHEX: DESIN), a major group of companies in the Greek IT sector, proposes, for approval by its General Meeting of shareholders to be convened in the following days, the sale of Delta Singular Outsourcing Services A.E. ("DSOS") to First Data Corp. ("First Data") (NYSE: FDC), a global leader in electronic commerce and payment services. In addition, the Boards of Directors of Alpha Bank A.E. ("Alpha Bank") (ATHEX: ALPHA), Greece's second largest Bank, and Delta Singular shall propose, for approval by their respective General Meetings of shareholders, a merger by absorption of Delta Singular by Alpha Bank.

Key facts:

- The sale of DSOS to First Data, which is contingent on shareholder approval from Delta Singular, board approval from First Data and regulatory approvals, is expected to be concluded before the end of the third quarter of 2004 for a cash consideration of Euro 206 million.
- The merger of Delta Singular with Alpha Bank, pending approval from both Alpha Bank and Delta Singular shareholders, is contingent upon completion of the sale of DSOS to First Data, and, is expected to be concluded by end-December 2004. Under the proposal, Delta Singular shareholders will receive 1 Alpha Bank share for 10 Delta Singular shares, an implied premium of 20,5% for Delta Singular's shareholders, based on the average weighted closing price of Delta Singular share for the one-month period ended on 8 June 2004.

Yannis S. Costopoulos, Chairman and Managing Director of Alpha Bank said:
"First Data's acquisition of DSOS represents a major foreign direct investment inflow for Greece in the area of high technology, bringing new know-how in this vital for the national economy payment systems industry.

This is a good opportunity to ensure that the Delta Singular business achieves its full potential, by combining its skills and local knowledge with the scale of a global player. Finally, for Alpha Bank, this deal will strengthen our business structure so as to further concentrate on our core banking operations. "

Andreas Drymiotis, Chairman of Delta Singular said:
"We believe that this is the right deal at the right time for our business, our employees and, importantly, our customers. The benefits arising from this deal with First Data will confer substantial advantages on the business in Greece and in the greater area of South Eastern Europe. Following the sale of DSOS, the merger with Alpha Bank makes practical business sense for all parties."

Pam Patsley, President of First Data International said:
"The addition of DSOS to First Data is a strategic fit and establishes a strong presence for us in Greece, which is an important market for our growth plans in South Eastern Europe."

For more information please contact:

Alpha Bank
Michael Massourakis
+30 210 326 2828
mmassourakis@alpha.gr

First Data Corp.
Richard Cooper
+011-44-1268-296533
Richard.cooper@firstdatacorp.com

Delta Singular
Georgia Tsanaka
+30 210 626 6341
Georgia@deltasingular.gr

CSFB
Gavin Sullivan
+44 207 888 8911

Financial Dynamics - Greece
Alastair Hetherington
+30 210 725 8194
alastair.hetherington@fd.com

Financial Dynamics – London
Geoffrey Pelham-Lane
+44 207 269 7194
geoffrey.pelham-lane@fd.com

Sale of DSOS to First Data

Rationale

Further to Delta Singular's recent announcement of the reorganisation of its business units, effected through spin-offs (under Greek law 2166/1993), which were approved at its Annual General Meeting of shareholders on 13/5/2004, the Board of Delta Singular is pleased to announce that an agreement has been reached for the sale of its subsidiary DSOS to First Data, for a cash consideration of Euro 206 million, subject to certain conditions.

DSOS provides end-to-end secure payment systems and card issuer processing services for financial institutions. DSOS was created by the spin-off of Delta Singular's IT Outsourcing Services business unit into Delta Singular's wholly owned subsidiary GRAFO, subsequently renamed to DSOS. DSOS has become a leading provider of outsourcing services to a large number of national and overseas financial institutions in Greece. These services are predominantly centered on the provision of card and payment-related functions.

Delta Singular's management believes that DSOS will benefit from international ownership in order to expand its geographic scope and customer base, and fully leverage its competencies. In particular, in the face of increased competition from large independent third party outsourcers and international bank consortia, smaller European payment processors such as DSOS would benefit from consolidation with larger international organisations. In this way, DSOS will be in a position to exploit new market opportunities as barriers to entry in local markets continue to break down, with the introduction of European Union harmonisation legislation such as the EU Regulation 2560/01 which aims to create a level playing field in Europe in the arena of electronic payments. Having given due consideration to these developments and corresponding prospects, Delta Singular's management considers that the strongest future for the DSOS business lies in its sale to First Data, a global leader in electronic commerce and payment services.

Satisfying customer demand for financial services outsourcing will continue to require an increasing degree of innovation and complexity. Delta Singular's management believes that only technologically advanced organisations, with efficient operations and sufficient resources to invest will be capable of fulfilling clients' needs in the future.

Combining the two complementary organisations of DSOS and First Data is expected to create a leading-edge provider and distributor of financial services outsourcing in Europe. The combination of the two management teams' expertise and the transfer of best practices between the companies, will enable the combined entity to offer its clients an even wider range of high quality, innovative and strongly competitive products and services in the greater area of South Eastern Europe.

DSOS is one of the largest financial services outsourcing providers in Greece, with a wide range of business activities and strong inherent potential for growth. Being part of First Data is expected to enhance the breadth of career opportunities offered to DSOS employees, facilitating the attraction and retention of quality staff and helping the business exploit its full potential.

Transaction structure

First Data has entered into an agreement with Delta Singular to purchase DSOS for a cash consideration of Euro 206 million. This agreement is subject to a number of conditions including, the approval of the General Meeting of shareholders of Delta Singular, the approval of the Board of Directors of First Data, and the approval of the Competition Commission of the Hellenic Republic.

An integral part of this transaction is that DSOS will enter into a 10-year service agreement with Alpha Bank, which has always been the principal client of DSOS. This agreement, which includes minimum volume guarantees, termination penalties and long-term exclusivity for the provision of services, has been valued at Euro 55 million and will be recognised as a liability of DSOS. As a result of its acquisition of DSOS, First Data will assume this liability to be settled in cash.

Merger by absorption of Delta Singular by Alpha Bank

The Boards of Delta Singular and Alpha Bank are recommending the merger by absorption of Delta Singular by Alpha Bank to their respective General Meetings of shareholders at an exchange ratio of 10 Delta Singular shares for 1 Alpha Bank share.

Rationale

The Board of Delta Singular, in its assessment of the company's future, took into consideration the fact that in the last few years the profitability of Delta Singular has been driven by the performance of DSOS. Delta Singular's other two business units, Delta Singular Software Development ("DSSD") and Delta Singular Systems Integration ("DSSI") (resulting from the spin-off of Delta Singular's Systems Integration business unit into wholly owned subsidiary 'One World', subsequently renamed DSSI) have provided a lesser contribution to revenues and profitability of Delta Singular. Therefore, following the sale of DSOS, the business prospects of Delta Singular and the liquidity of its shares trading on the Athens Exchange is likely to be limited. Given this consideration, the Delta Singular's shareholders stand to benefit through the merger from the enhanced liquidity of Alpha Bank shares and the opportunity to realise value.

The Board of Alpha Bank believes that the sale of DSOS to First Data and the merger with Delta Singular will create benefits for its shareholders, including:

- The improved operational capabilities provided by First Data, through its leadership and expertise in electronic payment services, expected to enable Alpha Bank in turn to provide a variety of improved payment services for its customers.
- The strengthening of Alpha Bank's capital structure, with capital adequacy ratios expected to increase by approximately 70 basis points as a result of the merger.
- The recognition as income towards the end of the term of the services agreement of the amount of Euro 55 million to be paid in cash post-acquisition by DSOS to Alpha Bank.
- The consolidation in Alpha Bank's 2004 financial results of the profit arising from the sale of DSOS, owing to its 38% shareholding in Delta Singular.
- The reduction of Alpha Bank's medium-term tax liability pursuant to current tax legislation provided by Greek law in the case of certain types of mergers, subject to certain conditions being satisfied.
- The further streamlining of assets, delivering enhanced focus on core banking business.

In the period prior to the completion of the merger, the Board of Delta Singular will continue to explore strategic options for its other subsidiaries, DSSD and DSSI. Should other opportunities not arise for these businesses prior to the merger, the Board of Alpha Bank together with the Management of both subsidiaries will continue to explore possibilities thereafter.

Transaction structure

The merger by absorption of Delta Singular by Alpha Bank is to be effected at a proposed share exchange ratio of 10 Delta Singular shares for 1 Alpha Bank share. The merger is expected to be completed by year-end 2004, subject to obtaining the necessary approvals. An announcement will be made in due course with further details on the proposed merger including the merger balance sheet date and other relevant information.

It is proposed that independent reporting accountants be appointed specifically for the purpose of the merger and to provide reports regarding the merger, as required by Greek Law. According to these requirements, the reporting accountants will verify the book values used in the merger of the balance sheets of the two companies as of the merger balance sheet date and express their opinion on whether the share exchange ratio is fair and reasonable.

Based on the average weighted closing price of Delta Singular share for the one-week, one-month, two-month and three-month periods ended on 8 June 2004 (the last day before this announcement), and the average weighted closing price of Alpha Bank share for the week preceeding the announcement, the exchange ratio implies a premium of 14.9%, 20.5%, 17.3% and 14.2% respectively and a valuation of Euro 259.4 million for Delta Singular as of 9 June 2004.

The merger by means of absorption will be effected in accordance with the provisions of Article 16 of Law 2515/1997 (as amended by Law 2744/1999) and Law 2166/1993 of the Hellenic Republic.

Conclusions of the Boards of Directors

Consistent with its objective of delivering shareholder value, the Board of Delta Singular believes that the transactions described herein constitute an attractive opportunity for its shareholders.

The Board of Alpha Bank believes that these transactions will generate significant benefit for its shareholders, as outlined above.

Advisors

Delta Singular is being advised by Credit Suisse First Boston (Europe) Limited, regulated by the Financial Services Authority in the UK, and Alpha Finance.

J.P. Morgan plc, regulated by the Financial Services Authority in the UK, is advising First Data.

-ENDS -

Notes to editors

About Delta Singular

DELTA SINGULAR is a leading Group of companies in the Greek Information Technology sector, formed in 2001 through the merger of two of the largest, IT companies in Greece, SINGULAR A.E. and DELTA INFORMATICS A.E. Providing state-of-the-art software products, as well as integrated systems and IT outsourcing services to the Greek private and public sectors, the DELTA SINGULAR Group aims at establishing long-term relationships with clients in order to become their strategic partner as far as Information Technology is concerned. DELTA SINGULAR has a leading market position in software development and distribution, as well as a strong systems integration division, Internet and e-commerce expertise, an extensive and reliable business partner network and international exposure. Moreover, DELTA SINGULAR possesses invaluable experience in the cards market serving many Banks and brings reliability and trustworthiness in financial services outsourcing, such as card processing, ATM switching and sharing and EDP services provision. The activities of each company were completely complementary to each other, prior to the merger.

About Alpha Bank

Alpha Bank, founded in 1879, is the second largest Bank in Greece. With 445 branches, Alpha Bank is also active in South Eastern Europe and Cyprus. Alpha Bank offers a comprehensive range of financial services to private and corporate customers. With approximately Euro 32 billion in assets, more than Euro 2 billion in equity, Alpha Bank generated Euro 284 million in profits after tax and minorities in 2003 and nearly Euro 100 million in profits after tax and minorities in Q1 2004. Alpha Bank is listed on the Athens Exchange with a market capitalisation of about €5 billion and is a constituent of the Eurotop 300 Index. Alpha Bank is the Official Bank of the ATHENS 2004 Olympic Games.

About First Data

First Data Corp., with corporate headquarters in Denver, Colorado [USA], helps power the global economy. As a worldwide leader in electronic commerce and payment services, First Data provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; and cheque processing and verification services to financial institutions in more than 70 countries on six continents. Its Western Union and Orlandi Valuta money transfer networks include approximately 188,000 agent locations in more than 195 countries and territories. With more than 30,000 employees worldwide, First Data has offices throughout Europe, Asia Pacific, Africa, Latin America and North America. For more information, please visit the company's Web site at www.firstdata.com.

Athens, June 10, 2004

Rule 12g3-2(b)

File No. 82-3399

ACQUISITION OF THE 24.41% STAKE OF ALPHA INSURANCE'S SHARE CAPITAL BY ALPHA BANK
[18/6/2004]

Alpha Bank announces the acquisition of the 24.41% stake of Alpha Insurance's share capital held by the Palaiologos family. Following the completion of this transaction, Mr. Doukas Palaiologos, Managing Director of Alpha Insurance, will leave management.

Furthermore, the Bank, which already owns 75% of the share capital of Alpha Insurance, intends to proceed with acquiring the remaining shares under the same conditions.

The acquisition agreement is subject to authorities' approval and is in line with Alpha Bank's strategy to focus on further developing the bankassurance business.

Athens, June 18, 2004

Rule 12g3-2(b)

Alpha Bank

File No. 82-3399

EX-RIGHT TRADING OF BONUS SHARES [13/5/2004]

Alpha Bank announces that, following the resolution of the Ordinary General Meeting of Shareholders on March 30, 2004, the Ministry of Development has consequently approved the Bank's share capital increase (decision K2-4603/30.4.2004) of Euro 319,995,917.79, as a result of the capitalization of the surplus from the revaluation to fair value of the Bank's real estate holdings as well as of reserves, which will be effected through the issuance of 39,167,187 bonus shares and the increase of the par value of the shares to Euro 5.42 from Euro 4.87.

The Board of Directors of the Athens Exchange, in its session of 12/5/2004, approved the trading of the bonus shares and acknowledged the increase of the par value of the shares, as stated above.

Consequently, shareholders entitled to the bonus shares, at a ratio of 2 new to 10 old shares, will be Alpha Bank shareholders on the closing of the Athens Exchange on 14/5/2004. From Monday 17/5/2004 onwards, Alpha Bank's shares will trade ex-rights.It must be noted that Alpha Bank's share price will be adjusted accordingly on Monday 17/5/2004, as determined by Decision 45 of the Board of Directors of the Athens Exchange in its amended and current form.

The bonus shares will be credited to the accounts of the entitled shareholders in the Greek dematerialized securities system on Friday, 21/5/2004, and, on the same day, will be available for trading in the Athens Exchange.As a result, the total number of Alpha Bank's outstanding shares will increase to 235.003.122, with a par value of Euro 5,42 each.

The fractional rights, which will result from the above issuance of bonus shares, will be sold and the product of the sale will be paid to the entitled Alpha Bank shareholders, by crediting their accounts or through banking check for those who do not hold an account with Alpha Bank.

Athens, 13/5/2004

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΜΑΪΟΥ 2004
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2004	2004	2003	2003
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		803 772		660.377
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		2.423.323		747.717
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	2.587 455		992.398	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	2.321.968	4.909.423	4.389.193	5.381.591
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	19.105.845		16.873.918	
- Λοιπές απαιτήσεις	22.940		22 740	
	19.128.785		16.896.658	
Μείον: Προβλέψεις	483.520	18.645.265	348.360	16.548.298
Χρεόγραφα		1.281.258		1.376 121
Συμμετοχές		1.533.761		1.624.057
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		79.269		74.556
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		640 213		257 138
Λοιπά στοιχεία ενεργητικού		717.163		482 584
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		31.033.467		27.152.439
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.694.576		49.259.617

ΠΑΘΗΤΙΚΟ

	2004	2004	2003	2003
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	912.200		1.101.892	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1 706.232	2.618.432	1.868.963	2.970.855
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16 225.637		16.365.732	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.597.017		3 865 077	
	18.822.854		20.230.809	
- Επιταγές και εντολές πληρωτέες	161.244	18.984.098	133.610	20 364 419
Ομολογιακά δάνεια		4 722.566		499 270
Λοιπά στοιχεία παθητικού		955.390		793.893
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	7.071		12.346	
- Λοιπές προβλέψεις	14.097	21.168	9.809	22.155
Δάνεια μειωμένης εξασφαλίσεως		1.449.910		900.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	1.273.717		768.462	
Αποθεματικά	1 008.186		1.139.035	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	—	2 281.903	(305.650)	1 601 647
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		31.033.467		27.152.439
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.694.576		49.259.617

Αθήναι, 29 Ιουνίου 2004

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΑΠΡΙΛΙΟΥ 2004

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2004	2004	2003	2003
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1 035 067		1 123 273
Κρατικό και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα.		2 249 881		592 698
Απαιτήσεις κατά πιστωτικών ιδρυμάτων				
- Καταθέσεις ...	3 398 251		1 491 119	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	2 123 566	5.521.887	3.553 527	5.044.646
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	18.798.143		16 625.305	
- Λοιπές απαιτήσεις	21 821		20.572	
	18.819.964		16.645.877	
Μείον: Προβλέψεις......	483.520	18.336 444	348.360	16.297.517
Χρεόγραφα		752.278		1.572.746
Συμμετοχές		1 532.891		1.623.896
Άυλα πάγια στοιχεία (μείον αποσβέσεις).		76.006		73.039
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		625.582		255.643
Λοιπά στοιχεία ενεργητικού ..		639.217		502.987
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ ..		30.771 243		27.396.447
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		44.004.411		43.244.476

ΠΑΘΗΤΙΚΟ

	2004	2004	2003	2003
Υποχρεώσεις προς πιστωτικά ιδρύματα				
- Καταθέσεις .	1 075.020		1.917.587	
Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1 107 479	2.182.490	1 091 409	3.008 996
Υποχρεώσεις προς πελάτες				
- Καταθέσεις	16 742 986		16 151 742	
Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως.	2.738 646		4.202.147	
	19 481.632		20.353.889	
- Επιταγές και εντολές πληρωτέες ..	165 274	19.646 906	130.390	20.484.279
Ομολογιακά δάνεια		4 176.583		499 270
Λοιπά στοιχεία παθητικού ..		1.020 114		076.701
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία....	7.071		12.346	
- Λοιπές προβλέψεις	14 106	21.177	13.070	25.416
Δάνεια μειωμένης εξασφαλίσεως		1 449.910		900.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	1 273.717		768.462	
Αποθεματικά.....	1.000.346		1 444 624	
Υπερρξία συγχωνεύσεως προς συμψηφισμό....	—	2.274 063	(611.301)	1.601.785
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		30 771.243		27.396.447
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ.		44.004.411		43.244.476

Αθήναι, 25 Μαΐου 2004

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΗ ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ης ΙΟΥΝΙΟΥ 2004 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

RECEIVED 2004 AUG 24 A 11:49 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ΕΝΕΡΓΗΤΙΚΟ

	30.6.2004		30.6.2003	
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1.205.520		1.471.683
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		1.959.706		528.925
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	2.708.362		785.669	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (reverse repos)	1.929.215	4.637.577	4.516.046	5.301.715
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	21.887.465		19.243.767	
- Λοιπές απαιτήσεις	66.821		81.169	
	21.954.286		19.324.936	
Μείον: Προβλέψεις	612.989	21.341.297	428.124	18.896.812
Χρεόγραφα		680.315		1.812.911
Συμμετοχές		311.781		204.734
Άυλα πάγια στοιχεία	316.291		247.201	
Μείον: Αποσβέσεις μέχρι 30.6	209.461	106.830	158.880	88.321
Ενσώματα πάγια στοιχεία	1.154.275		731.227	
Μείον: Αποσβέσεις μέχρι 30.6	436.352	717.923	408.052	323.175
Λοιπά στοιχεία ενεργητικού		499.581		302.762
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		177.722		165.933
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**31.638.252**		**29.186.991**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**45.981.131**		**48.955.941**

ΠΑΘΗΤΙΚΟ

	30.6.2004		30.6.2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	719.867		1.334.904	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	530.130	1.249.997	1.345.733	2.680.637
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	18.440.465		18.564.370	
- Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	2.426.911		3.673.390	
	20.867.376		22.237.760	
- Επιταγές και εντολές πληρωτέες	157.929	21.025.305	173.656	22.411.416
Ομολογιακά δάνεια		4.509.368		770.807
Λοιπά στοιχεία παθητικού		759.018		732.838
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		334.355		267.105
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	25.610		25.818	
- Λοιπές προβλέψεις	15.670	41.280	7.506	33.324
Δάνεια μειωμένης εξασφαλίσεως		998.996		674.741
Υβριδικά κεφάλαια		299.979		199.990
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	1.273.717		798.462	
Αποθεματικά	1.047.099		1.086.082	
Υπεραξία από αναπροσαρμογή ακινήτων	62.812		–	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	–		(273.021)	
	2.383.628		1.581.523	
Μείον: Διαφορές ενοποιήσεως	233.753		226.293	
Μείον: Ίδιες μετοχές	–		384.938	
	2.149.875		970.292	
Αναλογία τρίτων	53.587	2.203.462	310.869	1.281.161
Καθαρά κέρδη 1.1 - 30.6		218.492		125.972
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**31.638.252**		**29.186.991**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**45.981.131**		**48.955.941**

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ 1.1 - 30.6.2004

	1.1 - 30.6.2004		1.1 - 30.6.2003 (σε συγκρίσιμη βάση)		1.1 - 30.6.2003 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	741.284		698.246		698.246	
Μείον: Τόκοι και εξομοιούμενα έξοδα	235.946	505.338	273.265	424.981	273.265	424.981
Έσοδα από τίτλους		586		3.968		3.968
Προμήθειες (έσοδα μείον έξοδα)		172.911		133.489		134.020
Αποτελέσματα χρηματοοικονομικών πράξεων		53.407		64.365		64.365
Λοιπά έσοδα εκμεταλλεύσεως		5.304		5.058		5.058
Υπεραξία από συμμετοχές σε συγγενείς επιχειρήσεις εκτός ενοποιήσεως		38.094		(2.575)		(2.575)
Μικτά αποτελέσματα εκμεταλλεύσεως		775.640		629.286		629.817
Μείον: Αμοιβές και έξοδα προσωπικού	203.893		192.279		184.840	
Γενικά έξοδα και φόροι	121.669		118.486		113.556	
Αποσβέσεις	44.944	370.506	44.983	355.748	50.944	349.340
Πρόβλεψη για επισφαλείς απαιτήσεις	106.718		91.583		91.583	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	660		154		154	
Λοιπές προβλέψεις	983	108.361	3.163	94.900	3.163	94.900
Ολικά αποτελέσματα εκμεταλλεύσεως		296.773		178.638		185.577
Έκτακτα έσοδα		3.115		3.328		3.328
Έκτακτα έξοδα		(1.259)		(1.515)		(1.515)
Έκτακτα αποτελέσματα		(448)		2.195		2.195
Καθαρά κέρδη (προ φόρου)		298.181		182.646		189.585
Μείον: Φόρος εισοδήματος (πρόβλεψη)		77.390		53.723		61.847
Καθαρά κέρδη μετά από το φόρο		220.791		128.923		127.738
Μείον: Αναλογία κερδών τρίτων		2.299		2.951		9.423
Καθαρά κέρδη μετά από το φόρο και την αναλογία τρίτων		**218.492**		**125.972**		**118.315**

Σημειώσεις: 1. Οι εταιρίες του χρηματοπιστωτικού τομέα που περιλαμβάνονται με την μέθοδο της ολικής ενοποίησης πέραν της "ALPHA BANK" είναι: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Τράπεζα Λίμιτεδ, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Finance A.X.E.Π.Ε.Υ., 8. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., 9. Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε., 10. Alpha A.E. Επενδυτικών Συμμετοχών, 11. Alpha Αστικά Ακίνητα Α.Ε., 12. Alpha Asset Finance Ltd., 13. Alpha Credit Group Plc, 14. Alpha Finance US Corporation, 15. Alpha Finance Ltd Κύπρος, 16. Alpha Asset Management Α.Ε.Π.Ε.Υ., 17. Alpha Finance Romania S.A., 18. Alpha Leasing Romania S.A., 19. Alpha Trustees Ltd., 20. Alpha A.E. Συμμετοχών και Επενδύσεων, 21. ABC Factors A.E., 22. Ιονική Συμμετοχών A.E., 23. Messana Holdings S.A., 24. Alpha Group Jersey Limited, 25. Alpha EF European Capital Investment. Εντός του έτους 2004 πωλήθηκε η εταιρία C.B. Interleasing Southeastern Ltd. Κατά το τελευταίο τρίμηνο του 2003 απορροφήθηκαν από την Τράπεζα οι εταιρίες Alpha Επενδύσεων A.E. και Alpha Συμμετοχών Ρουμανίας A.E., ενώ εκκαθαρίστηκε η εταιρία Alpha Επαγγελματικών Ακινήτων A.E. Περιλαμβάνονται επίσης, με την μέθοδο της καθαρής θέσης, οι παρακάτω θυγατρικές εταιρίες του μη χρηματοπιστωτικού τομέα και συνδεδεμένες επιχειρήσεις: 1. Alpha Ασφαλιστική A.E., 2. Alpha Ασφαλιστικές Πρακτορεύσεις A.E., 3. Alpha Insurance Romania, 4. Alpha Ασφαλιστική LTD Κύπρος, 5. Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E., 6. Ιονική Πίστη Παροχής Ασφαλιστικών Υπηρεσιών Ε.Π.Ε., 7. Κόσμος Mall A.E., 8. Ωκεανός A.T.O.E.E., 9. Δέλτα-Singular A.E., 10. ΚΑΡ A.E., 11. Γαρυγνώμων A.E., 12. ΕΒΙΣΑΚ A.E., 13. Τουριστική Εταιρία Λέσβου A.E., 14. Novelle Investments LTD, 15. Prismatech Hellas A.E. 2. Με απόφαση της Τακτικής Γενικής Συνελεύσεως της 30.3.2004, αυξήθηκε το Μετοχικό Κεφάλαιο της Τραπέζης κατά Ευρώ 320 εκατ. περίπου, που προήλθε: α) Ευρώ 319,2 εκατ. από κεφαλαιοποίηση υπεραξίας από αναπροσαρμογή της αξίας ακινήτων σύμφωνα με το N.3229/2004 και β) Ευρώ 0,8 εκατ. από κεφαλαιοποίηση φορολογηθέντος αποθεματικού, με την έκδοση 39.167.187 νέων μετοχών και την αύξηση της ονομαστικής αξίας του συνόλου των μετοχών από Ευρώ 4,87 σε Ευρώ 5,42. 3. Με βάση αναλογιστικές μελέτες που έγιναν για σκοπούς Διεθνών Λογιστικών Προτύπων (IAS 19): α) η υποχρέωση (για λογιστικούς σκοπούς) της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του Προσωπικού της υπολογίσθηκε σε Ευρώ 132,8 εκατ. περίπου (αποφορολογημένο ποσό), β) η δεδουλευμένη δαπάνη των υποσχημένων παροχών προς το Ταμείο Αλληλοβοηθείας του Προσωπικού που επιβάρυνε τα αποτελέσματα του Α' εξαμήνου 2004 ανέρχεται σε Ευρώ 26,2 εκατ. Επίσης, με την υπ' αρ.Φ 10048/28904/1732/2004 κοινή Υπουργική απόφαση εγκρίθηκε η ένταξη του Κλάδου Σύνταξης του Ταμείου Ασφαλίσεως Προσωπικού της πρώην Ιονικής Τραπέζης στο ΙΚΑ. Παράλληλα, η Τράπεζα ανέλαβε την πλήρη κάλυψη όλων των υποχρεώσεων που απορρέουν από τη λειτουργία του Κλάδου Πρόνοιας (εφάπαξ) των υπαλλήλων της πρώην Ιονικής Τραπέζης, οι οποίες εκτιμώνται σε Ευρώ 30 εκατ. περίπου (αποφορολογημένο ποσό). Η Τράπεζα ενόψει και της εφαρμογής του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης (IFRS) 1 προβαίνει σε εκπόνηση νέων αναλογιστικών μελετών για τον ακριβή προσδιορισμό του ύψους των συνολικών υποχρεώσεων. 4. Έχει γίνει ανακατάταξη των στοιχείων της αντίστοιχης περυσινής περιόδου προκειμένου να εμφανισθεί η επίδραση που είχε: α) η συγχώνευση της Alpha Επενδύσεων η οποία περατώθηκε τον Νοέμβριο του 2003 και είχε ως αποτέλεσμα τη μείωση του φορολογικού συντελεστή κατά 5 ποσοστιαίες μονάδες και τη μείωση των δικαιωμάτων της μειοψηφίας, β) η εφάπαξ επιβάρυνση των αποτελεσμάτων για κάλυψη της υποχρεώσεως προς το Ταμείο Αλληλοβοηθείας του Προσωπικού, γ) η μείωση των συντελεστών αποσβέσεων βάσει του Π.Δ. 299/2003 και δ) η κατανομή ορισμένων εξόδων μεταξύ των εξαμήνων. 5. Κατά την ενοποίηση της εταιρίας Alpha Leasing A.E. οι ασκούμενες από αυτή δραστηριότητες λογίσθηκαν ως χρηματοδοτική μίσθωση (finance lease). 6. Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002 και οι υπόλοιπες εταιρίες του ομίλου έχουν ελεγχθεί, σχεδόν στο σύνολό τους, έως τη χρήση 2000. 7. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. 8. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του ομίλου. 9. Ο αριθμός του απασχολούμενου προσωπικού την 30.6.2004 ήταν 9.190 άτομα, έναντι 9.570 την 30.6.2003. 10. Οι βασικές λογιστικές αρχές που ακολούθησαν οι εταιρίες του χρηματοπιστωτικού τομέα της ALPHA BANK για τη κατάρτιση των λογιστικών καταστάσεων τους είναι όμοιες με εκείνες που εφαρμόσθηκαν για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2003 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

- Αθήναι, 27 Ιουλίου 2004

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ

Προς το Διοικητικό Συμβούλιο της ALPHA BANK

Διενεργήσαμε τον έλεγχο που προβλέπεται από τις διατάξεις του άρθρου 6 του Π.Δ. 360/1985, όπως τροποποιήθηκε με το άρθρο 90 του ν. 2533/1997, εφαρμόζοντας τα πλαίσια των αρχών και κανόνων ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών, τις ελεγκτικές διαδικασίες που κρίναμε κατάλληλες, για να διαπιστώσουμε ότι οι ανωτέρω συνοπτικές οικονομικές καταστάσεις του χρηματοπιστωτικού τομέα της ALPHA BANK, που καλύπτουν την περίοδο από 1 Ιανουαρίου 2004 μέχρι 30 Ιουνίου 2004, δεν περιέχουν ανακρίβειες ή παραλείψεις που να επηρεάζουν ουσιωδώς την ενοποιημένη περιουσιακή διάρθρωση και οικονομική θέση, καθώς και τα ενοποιημένα αποτελέσματα της Τραπέζης και των θυγατρικών της που περιλαμβάνονται στην ενοποίηση. Με βάση τον έλεγχο που διενεργήσαμε, διαπιστώσαμε ότι οι ανωτέρω ενοποιημένες οικονομικές καταστάσεις έχουν καταρτισθεί σύμφωνα με τις σχετικές διατάξεις του κ.ν. 2190/1920 "περί ανωνύμων εταιρειών" και αφού ληφθούν υπόψη οι παρατιθέμενες από την Τράπεζα σημειώσεις 3 και 6, δεν περιέχουν ανακρίβειες ή παραλείψεις που να επηρεάζουν ουσιωδώς την εμφανιζόμενη ενοποιημένη περιουσιακή διάρθρωση και οικονομική θέση του συνόλου των επιχειρήσεων που περιλήφθηκαν στην ενοποίηση κατά την 30 Ιουνίου 2004, καθώς και τα ενοποιημένα αποτελέσματα της περιόδου που έληξε αυτή την ημερομηνία, βάσει των σχετικών διατάξεων που ισχύουν και των λογιστικών αρχών και μεθόδων που εφαρμόζει η Τράπεζα, και οι οποίες έχουν γίνει γενικά παραδεκτές στην Ελλάδα και δεν διαφέρουν από εκείνες που εφαρμόσθηκαν στην αντίστοιχη περίοδο της προηγούμενης χρήσης.

Αθήνα, 27 Ιουλίου 2004

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάρκος Τ. Κυριάκου	Νικόλαος Βουνισέας
Ορκωτός Ελεγκτής Λογιστής	Ορκωτός Ελεγκτής Λογιστής
Α.Μ. ΣΟΕΛ 11121	Α.Μ. ΣΟΕΛ 18701

ALPHA BANK

ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ης ΙΟΥΝΙΟΥ 2004 (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	30.6.2004		30.6.2003	
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		958.211		1.256.950
Κρατικά και άλλα αξιόγραφα δεκτά για επανεχρηματοδότηση από την Κεντρική Τράπεζα		1.959.706		528.925
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	3.147.151		895.097	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	1.929.215	5.076.366	4.516.046	5.411.143
Απαιτήσεις κατά πελατών:				
Χορηγήσεις	19.294.731		17.069.946	
- Λοιπές απαιτήσεις	28.453		36.384	
	19.323.184		17.106.330	
Μείον: Προβλέψεις	529.890	18.793.294	369.000	16.737.330
Χρεόγραφα		815.195		1.779.614
Συμμετοχές		1.589.773		1.623.957
Άυλα πάγια στοιχεία	284.967		217.476	
Μείον: Αποσβέσεις μέχρι 30.6	182.735	102.232	142.521	74.955
Ενσώματα πάγια στοιχεία	1.002.635		610.502	
Μείον: Αποσβέσεις μέχρι 30.6	387.963	614.672	355.601	254.901
Λοιπά στοιχεία ενεργητικού		475.093		370.274
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		173.082		150.178
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**30.557.624**		**28.197.227**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.461.127		47.019.055

ΠΑΘΗΤΙΚΟ

	30.6.2004		30.6.2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.085.337		1.473.402	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	530.129	1.615.466	1.345.733	2.819.135
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	16.653.491		16.820.597	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.446.833		3.672.791	
	19.100.324		20.493.388	
- Επιταγές και εντολές πληρωτέες	157.643	19.257.967	173.385	20.666.773
Ομολογιακά δάνεια		4.893.499		1.209.168
Λοιπά στοιχεία παθητικού		672.060		643.113
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		177.429		134.079
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	7.419		11.670	
- Λοιπές προβλέψεις	14.089	21.508	7.328	18.998
Δάνεια μειωμένης εξασφαλίσεως		1.449.910		900.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	1.273.717		768.462	
Αποθεματικά	1.038.557		1.139.320	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	-	2.312.274	(305.650)	1.602.132
Καθαρά κέρδη Α' Εξαμήνου		157.511		113.829
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**30.557.624**		**28.197.227**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		43.461.127		47.019.055

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ Α' ΕΞΑΜΗΝΟΥ 2004

	1.1 - 30.6.2004		1.1 - 30.6.2003 (σε συγκρίσιμη βάση)		1.1 - 30.6.2003 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	652.669		616.262		616.143	
Μείον: Τόκοι και εξομοιούμενα έξοδα	220.668	432.001	248.093	368.169	248.093	368.050
Έσοδα από τίτλους		13.687		11.242		9.940
Προμήθειες (έσοδα μείον έξοδα)		129.657		103.374		104.195
Αποτελέσματα χρηματοοικονομικών πράξεων		51.238		55.779		50.720
Λοιπά έσοδα εκμεταλλεύσεως		5.078		4.662		4.662
Μικτά αποτελέσματα εκμεταλλεύσεως		631.691		543.226		537.567
Μείον: Αμοιβές και έξοδα προσωπικού	173.719		163.697		156.249	
Γενικά έξοδα και φόροι	110.572		107.338		102.348	
Αποσβέσεις	40.060	324.351	39.798	310.833	45.608	304.205
Πρόβλεψη για επισφαλείς απαιτήσεις	92.181		80.303		80.303	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	595		-			
Λοιπές προβλέψεις	9	92.785	112	80.415	112	80.415
Ολικά αποτελέσματα εκμεταλλεύσεως		214.555		151.978		152.947
Έκτακτα έσοδα		2.061		1.563		1.563
Έκτακτα έξοδα		(802)		(1.220)		(1.220)
Έκτακτα αποτελέσματα		(504)		2.536		2.538
Καθαρά κέρδη (προ φόρου)		215.310		154.859		155.828
Μείον: Φόρος εισοδήματος (πρόβλεψη)		57.799		41.030		49.961
Καθαρά κέρδη μετά από το φόρο		**157.511**		**113.829**		**105.867**

Σημειώσεις: 1. Με απόφαση της Τακτικής Γενικής Συνελεύσεως της 30.3.2004, αυξήθηκε το Μετοχικό Κεφάλαιο της Τραπέζης κατά Ευρώ 320 εκατ. περίπου, που προήλθε: α) Ευρώ 319,2 εκατ. από κεφαλαιοποίηση υπεραξίας από αναπροσαρμογή της αξίας ακινήτων σύμφωνα με το Ν. 3229/2004 και β) Ευρώ 0,8 εκατ. από κεφαλαιοποίηση φορολογηθέντος αποθεματικού, με την έκδοση 39.167.187 νέων μετοχών και την αύξηση της ονομαστικής αξίας του συνόλου των μετοχών από Ευρώ 4,67 σε Ευρώ 5,42. **2.** Με βάση αναλογιστικές μελέτες που έγιναν για σκοπούς Διεθνών Λογιστικών Προτύπων (IAS 19), α) η υποχρέωση (για λογιστικούς σκοπούς) της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του Προσωπικού της υπελογίσθηκε σε Ευρώ 132,6 εκατ. περίπου (αποφορολογημένο ποσό), β) η δαπάνη των υποσχημένων παροχών προς το Ταμείο Αλληλοβοηθείας του Προσωπικού που επιβαρύνει τα αποτελέσματα του Α' εξαμήνου 2004 ανέρχεται σε Ευρώ 25,2 εκατ. Επίσης, με την υπ' αρ. Φ.10048/26304/1732/2004 κοινή Υπουργική Απόφαση εγκρίθηκε η ένταξη του Κλάδου Σύνταξης του Ταμείου Ασφαλίσεως Προσωπικού της πρώην Ιονικής Τραπέζης στο ΙΚΑ. Παράλληλα, η Τράπεζα ανέλαβε την πλήρη κάλυψη όλων των υποχρεώσεων που απορρέουν από τη λειτουργία του Κλάδου Πρόνοιας (εφάπαξ) των υπαλλήλων της πρώην Ιονικής Τραπέζης, οι οποίες εκτιμώνται σε Ευρώ 30 εκατ. περίπου (αποφορολογημένο ποσό). Η Τράπεζα ενόψει και της εφαρμογής του Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης (IFRS) 1 προβαίνει σε εκπόνηση νέων αναλογιστικών μελετών για τον ακριβή προσδιορισμό του ύψους των συνολικών υποχρεώσεων. **3.** Έχει γίνει αναμόρφωση των στοιχείων της αντίστοιχης περσινής περιόδου προκειμένου να εξομοιωθεί η επίδραση του εξής: α) η συγχώνευση της Alpha Επενδύσεων η οποία πραγματοποιήθηκε τον Νοέμβριο του 2003 και είχε ως αποτέλεσμα τη μείωση του φορολογικού συντελεστή κατά 5 ποσοστιαίες μονάδες, β) η επιπλέον επιβάρυνση των αποτελεσμάτων για κάλυψη της υποχρεώσεως προς το Ταμείο Αλληλοβοηθείας του Προσωπικού, γ) η μείωση των συντελεστών αποσβέσεων βάσει του Π.Δ. 299/2003 και δ) η κατανομή ορισμένων εξόδων μεταξύ των εξαμήνων. **4.** Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002. **5.** Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. **6.** Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης. **7.** Ο αριθμός του απασχολούμενου προσωπικού την 30.6.2004 ήταν 7.290 άτομα, έναντι 7.632 την 30.6.2003. **8.** Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητας. **9.** Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 30.6.2004, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2003 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήναι, 27 Ιουλίου 2004

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ

Προς το Διοικητικό Συμβούλιο της ALPHA BANK

Διενεργήσαμε τον έλεγχο που προβλέπεται από τις διατάξεις του άρθρου 6 του Π.Δ. 360/1985, όπως τροποποιήθηκε με το άρθρο 90 του ν. 2533/1997, εφαρμόζοντας, στα πλαίσια των αρχών και κανόνων ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών, τις ελεγκτικές διαδικασίες που κρίναμε κατάλληλες, για να διαπιστώσουμε ότι οι ανωτέρω συνοπτικές οικονομικές καταστάσεις της ALPHA BANK που καλύπτουν την περίοδο από 1 Ιανουαρίου 2004 μέχρι 30 Ιουνίου 2004 δεν περιέχουν ανακρίβειες ή παραλείψεις που να επηρεάζουν ουσιωδώς την περιουσιακή διάρθρωση και την οικονομική θέση της Τράπεζας, καθώς και τα αποτελέσματα που εμφανίζονται σε αυτές. Στα πλαίσια του ελέγχου αυτού λάβαμε και γνώση του λογιστικού απολογισμού των εργασιών των υποκαταστημάτων της Τράπεζας. Τέθηκαν στη διάθεσή μας τα βιβλία και στοιχεία που τήρησε η Τράπεζα και μας δόθηκαν οι αναγκαίες για τον έλεγχο πληροφορίες και επεξηγήσεις που ζητήσαμε. Η Τράπεζα εφάρμοσε ορθά το Κλαδικό Λογιστικό Σχέδιο των Τραπεζών. Δεν τροποποιήθηκε η μέθοδος απογραφής σε σχέση με την αντίστοιχη προηγούμενη περίοδο. Με βάση τον έλεγχο που διενεργήσαμε, διαπιστώσαμε ότι οι ανωτέρω οικονομικές καταστάσεις προκύπτουν από τα βιβλία και στοιχεία της Τράπεζας και αφού ληφθούν υπόψη οι παρατιθέμενες από την Τράπεζα σημειώσεις 2 και 4, δεν περιέχουν ανακρίβειες ή παραλείψεις που να επηρεάζουν ουσιωδώς την εμφανιζόμενη περιουσιακή διάρθρωση και την οικονομική θέση της Τράπεζας, κατά την 30 Ιουνίου 2004, καθώς και τα αποτελέσματα της περιόδου που έληξε στην ημερομηνία αυτή, βάσει των σχετικών διατάξεων που ισχύουν και των λογιστικών αρχών και μεθόδων που εφαρμόζει η Τράπεζα, οι οποίες έχουν γίνει γενικά παραδεκτές στην Ελλάδα και δεν διαφέρουν από εκείνες που εφαρμόσθηκαν στην αντίστοιχη περίοδο της προηγούμενης χρήσης.

Αθήνα, 27 Ιουλίου 2004

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου	Νικόλαος Βουνισέας
Ορκωτός Ελεγκτής Λογιστής	Ορκωτός Ελεγκτής Λογιστής
Α.Μ. ΣΟΕΛ 11121	Α.Μ. ΣΟΕΛ 18701